Exhibit 3.3

Text of Amendment to Bylaws of Cyber Merchants Exchange, Inc.

ARTICLE II.

DIRECTORS

2.02   Number of Directors. The number of directors of this corporation shall be seven (7), unless and until otherwise determined by vote of a majority of the entire Board of Directors. The number of Directors shall not be less than three, unless all of the outstanding shares are owned beneficially and of record by less than three shareholders, in which event the number of Directors shall not be less than the number of shareholders permitted by statute.